Investor Relations

PRESS RELEASE

For further information contact:

Marisol Fernández

Investor Relations

Voice : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

MADECO S.A. SIGNED AN AMENDED AND RESTATED LOAN AGREEMENT

(Santiago, Chile, December, 23, 2002) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced that agreed a new loan agreement with its financial debtholders.

Since the beginning of the year 2002, Madeco has being negotiating with its local and international bank debtholders a complete debt restructuring of its total bank loans, the financial advisory was in charge of Deutsche Bank and Morales, Noguera, Valdivieso and Besa acted as the legal counsel for this transaction. The Company's Board of Directors on an Extraordinary Session held on December, 20th, 2002 was informed about the complete subscription of the Amended and Restated Contracts signed between Madeco S.A. and twelve of its local debtholders and two international banks. Those three contracts (one local an two international contracts) were finally agreed on December 18th, 2002 and include the same terms and conditions.

The rescheduling of the Company's bank loans for a total amount of approximately US$120 million considers: an up-front payment of 30% of the total debt before the capital increase is completed and the remaining 70% of the debt will be rescheduled for 7 years, which includes a grace period of 3 years. The interest rates are TAB ("Tasa Activa Bancaria" or Chilean Inter-bank rate) plus 175 basic points for loans denominated in U.F. and LIBOR plus 220 basic points for loans denominated in United Stated dollars.

The contract includes some conditions precedent to effectiveness of the agreements to be accomplish before March 31, 2003. The most important condition required that the founds obtained from the capital increase approved at the Extraordinary Shareholders' Meeting held on November 14th, 2002 will be no less than Ch$49,400,491,450 and with part of those funds, the Company pays 30% of the debt to each one of its bank debtholders.

In relation with the Company's capital increase, the major shareholder and controller of Madeco has committed the subscription of at least Ch$49,400,491,450.

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Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. The Company is also a leading manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics.

Readers are cautioned not to place undue reliance on the forward-looking statements included in the above text, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.